FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
January 27, 2000                             Vice President-Investor Relations
                                             214/978-2691

              HALLIBURTON REPORTS $.17 PER SHARE OPERATING EARNINGS
                             FOR 1999 FOURTH QUARTER

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) today announces 1999 fourth quarter net income of $235 million ($. 53 per share diluted), which includes an extraordinary gain of $159 million net of taxes ($. 36 per share diluted) on the sale of Halliburton's 49 percent interest in Ingersoll-Dresser Pump. Excluding the extraordinary gain, Halliburton's 1999 fourth quarter operating net income was $76 million ($ .17 per share diluted) compared to $58 million ($ .13 per share diluted) in the 1999 third quarter and $66 million ($.15 per shared diluted) in the year ago quarter. Revenues for the 1999 fourth quarter increased seven percent sequentially to $3.8 billion, down 12 percent from the year earlier quarter.

         For the full year, Halliburton's 1999 revenues were $14.9 billion, down from 1998 revenues of $17.4 billion. Net income was $265 million ($ .60 per share diluted) in 1999 before the extraordinary item, the effects of an accounting change and special credits. This compares to $731 million ($1.67 per share diluted) before special charges in 1998.

         The Energy Services Group's 1999 fourth quarter revenues of $1.9 billion increased 10 percent sequentially and were up in all three business units. This was led by Landmark Graphics, up by 22 percent, and Halliburton Energy Services, up eight percent. Compared to the year ago quarter, revenues for this business segment declined 14 percent. In the U.S., 1999 fourth quarter revenues increased 17 percent sequentially and increased seven percent over the prior year quarter. Halliburton Energy Services' U.S. revenues increased 26 percent sequentially. Internationally, revenues increased seven percent sequentially and decreased 22 percent compared to the prior year. International revenues represented 69 percent of the segment's 1999 fourth quarter total.

         The Energy Services Group's fourth quarter 1999 operating income of $60 million increased seven percent sequentially, with Halliburton Energy Services

                                     -more-

                                Page 5 of 9 Pages
                       The Exhibit Index Appears on Page 4

Halliburton Company                         page 2

up 45 percent and Landmark Graphics up 245 percent, offset by a 90 percent decline at Brown & Root Energy Services. Compared to the prior year's quarter, operating income for this segment decreased 50 percent as improvements in U.S. markets were more than offset by weakness in international markets.

         The Engineering and Construction Group's revenues were $1.2 billion in the 1999 fourth quarter, down from $1.3 billion a year earlier. Operating income for this business segment was $40 million for the quarter compared to $50 million in the year ago quarter. Revenues and operating income at Brown & Root Services were significantly higher than the prior year's quarter resulting from increased activity levels supporting the U.S. Army in the Balkans. Financial results at Kellogg Brown & Root were lower due to reduced spending by downstream petroleum industry customers and timing delays affecting some projects.

         The Dresser Equipment Group's 1999 fourth quarter operating income increased 79 percent to $109 million from $61 million in the prior year, while revenues declined four percent. All product service lines experienced significant increases in operating income due to the benefits of cost reductions and restructuring activities, and finished the year with positive momentum for continued strong performance.

         Excluding Dresser Rand and IDP, Halliburton's backlog was $9.5 billion at December 31, 1999, down four percent sequentially and seven percent below the year earlier level of $10.2 billion. However, with higher crude oil prices and an improved outlook for the petroleum industry, a number of significant projects are in the offing to improve backlog, such as the recently announced deepwater development projects of the Barracuda and Caratinga fields in offshore Brazil valued at more than $2.5 billion.

         Recently, Halliburton Company business units were awarded a number of significant new contracts, including :

         o A Kellogg Brown & Root consortium has been awarded a $1.5 billion lump-sum contract by Malaysia LNG TIGA Sdn. Bhd. to expand an LNG complex into what will be the largest such facility in the world.

         o Brown & Root Energy Services was selected for a $175 million EPC contract by TM Power Ventures, a joint venture of TECO Power Services Corporate and Mosbacher Power Partners.

                                     -more-

                                Page 6 of 9 Pages
                       The Exhibit Index Appears on Page 4

Halliburton Company                         page 3

         Halliburton has continued, despite market conditions, to aggressively spend to develop new technologies, leaving the company poised to meet opportunities as activity picks up. Halliburton is strategically focused on utilizing the breadth of our product service lines to develop technologies in an integrated environment, which results in total solutions for Halliburton's clients.

          "While other companies comment about a multilateral completion here and there, Halliburton's Sperry-Sun Drilling has achieved the installation of its 200th multilateral system" said Dick Cheney, Halliburton Company's chief executive officer. "Also, of the top 22 producing wells in the Gulf of Mexico, all but three were completed by Halliburton Energy Services. Our record speaks for itself."

         During the 1999 fourth quarter, Halliburton Company accomplished a number of significant technological milestones, including:

         o The first expandable casing from our Enventure joint venture with Shell was installed on a project in the Gulf of Mexico. This success is the first step into a technology that has the potential to revolutionize the drilling industry.

         o Field trials of Halliburton's new Ex-Tension Pac (high rate water pack technology) have resulted in more than double the anticipated production rates. This technology will be rolled out globally this year and can be used to increase productivity even in economically challenged fields and locations where high pressure pumping equipment is not readily available.

         "Halliburton's continued strong capital spending targeted on emerging technologies, combined with its extensive worldwide operational infrastructure and broad array of products and services, position it well for 2000 and beyond," said Dick Cheney.

         "My optimism is bolstered by strong worldwide economic conditions, increasing worldwide demand for crude oil, good balance of crude oil demand with supply from both OPEC and non-OPEC producers, and strong current crude oil and natural gas prices that are providing excellent cash flows for Halliburton's customers. These customers plan to increase their worldwide 2000 spending by slightly more then 10 percent, which will likely be most evidenced in Halliburton's performance in the second half of the year," added Cheney.

         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group and Dresser Equipment Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.

                                       ###

                                Page 7 of 9 Pages
                       The Exhibit Index Appears on Page 4


                               HALLIBURTON COMPANY
                        Consolidated Statements of Income
                                   (Unaudited)

                                                  Quarter Ended            Twelve Months Ended
                                                   December 31                 December 31
                                              ----------------------      ----------------------
                                                 1999         1998          1999          1998
                                              ---------    ---------      ---------    ---------
                                                  Millions of dollars except per share data
Revenues
  Energy Services Group                       $  1,865     $  2,180       $  6,999     $  9,009
  Engineering and Construction Group             1,161        1,330          5,314        5,495
  Dresser Equipment Group                          745          779          2,585        2,849
                                              ---------    ---------      ---------    ---------
    Total revenues                            $  3,771     $  4,289       $ 14,898     $ 17,353
                                              =========    =========      =========    =========
Operating income
  Energy Services Group                       $     60     $    121       $    222     $    971
  Engineering and Construction Group                40           50            203          237
  Dresser Equipment Group                          109           61            249          248
  Special charges and credits                        -          (35)            47         (980)
  General corporate                                (21)         (20)           (71)         (79)
                                              ---------    ---------      ---------    ---------
    Total operating income                         188          177            650          397

Interest expense                                   (36)         (41)          (144)        (137)
Interest income                                      6            7             76           28
Foreign currency losses, net                        (7)          (2)            (8)         (12)
Other nonoperating, net                              6            -            (19)           3
                                              ---------    ---------      ---------    ---------
Income (loss) before income taxes,
 minority interests, extraordinary item,
 and change in accounting method                   157          141            555          279


Provision for income taxes                         (61)         (61)          (214)        (245)

Minority interest in net income
  of subsidiaries                                  (20)         (14)           (43)         (49)
                                              ---------    ---------      ---------    ---------
Income (loss) before extraordinary item
 and change in accounting method                    76           66            298          (15)

Extraordinary gain from sale of IDP, net           159            -            159            -

Cumulative effect of change in
 accounting method, net                              -            -            (19)           -
                                              ---------    ---------      ---------    ---------
Net income (loss)                             $    235     $     66       $    438     $    (15)
                                              =========    =========      =========    =========
Basic income (loss) per share:
  Before extraordinary item and
    change in accounting method               $   0.17     $   0.15       $   0.68     $  (0.03)
  Extraordinary item                              0.36            -           0.36            -
  Change in accounting method                        -            -          (0.04)           -
                                              ---------    ---------      ---------    ---------
  Net income (loss)                           $   0.53     $   0.15       $   1.00     $  (0.03)
                                              =========    =========      =========    =========
Diluted income (loss) per share:
  Before extraordinary item and
    change in accounting method               $   0.17     $   0.15       $   0.67     $  (0.03)
  Extraordinary item                              0.36            -           0.36            -
  Change in accounting method                        -            -          (0.04)           -
                                              =========    =========      =========    =========
  Net income (loss)                           $   0.53     $   0.15       $   0.99     $  (0.03)
                                              =========    =========      =========    =========

                                Page 8 of 9 Pages
                       The Exhibit Index Appears on Page 4

                               HALLIBURTON COMPANY
                       Supplemental Financial Information
                               Millions of dollars
                                   (Unaudited)

Dresser Equipment Group Information
                                                          Twelve Months Ended
                                                              December 31
                                                         ---------------------
                                                           1999         1998
                                                         --------     --------
Revenues
Compression & Pumping *                                  $  1,208     $  1,288
Continuing Dresser Equipment Group                          1,377        1,561
                                                         --------     --------
  Total Dresser Equipment Group                          $  2,585     $  2,849
                                                         ========     ========
Operating income
Compression & Pumping *                                  $    115     $    121
Continuing Dresser Equipment Group                            134          127
                                                         --------     --------
  Total Dresser Equipment Group                          $    249     $    248
                                                         ========     ========

* Compression & Pumping included Dresser-Rand on fully consolidated basis and Halliburton's 49% interest in Ingersoll-Dresser Pump earnings before tax.


Selected Financial Information for Dresser-Rand
Included in Halliburton Company
                                                          Twelve Months Ended
                                                           December 31, 1999
                                                          -------------------

Revenues                                                      $  1,173
Operating income                                                    79
Depreciation, depletion, and amortization                           39
Capital expenditures                                                34
Backlog                                                            704

                                                             Balance as of
                                                           December 31, 1999
                                                          -------------------
Accounts receivable                                           $    320
Inventory                                                          281
Fixed assets, net                                                  178
Accounts payable                                                   118

                                Page 9 of 9 Pages
                       The Exhibit Index Appears on Page 4